UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On April 2, 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, announced that it has signed an agreement to acquire all the shares of Brix Networks, a global provider of open and extensible converged service assurance solutions. This report on Form 6-K sets forth the press release issued on April 2, 2008 relating to EXFO’s announcement and certain information relating to the proposed transaction being filed in Canada.

This press release contain material information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: April 10, 2008

EXFO to Acquire Brix Networks in All-Cash Deal

▪	Consideration to be paid of US$28.5 million plus earn-out provision

▪	Expanding into emerging service assurance market

▪	Complements EXFO’s protocol strategy for testing converged IP networks

QUEBEC CITY, CANADA, April 2, 2008 – EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) announced today that it has signed an agreement to acquire all the shares of Brix Networks, a global provider of open and extensible converged service assurance solutions.

Consideration to be paid consists of US$28.5 million in cash and an additional earn-out based upon the achievement of bookings levels exceeding US$16 million in the 12 months following the closing date of the transaction. Total purchase price could reach US$37.5 million, including a maximum earn-out and other acquisition-related costs. The deal is expected to be negative to earnings for the remainder of fiscal 2008, neutral in fiscal 2009 and accretive in 2010, excluding stock-based compensation costs and after-tax amortization of intangible assets. The company will be renamed EXFO Service Assurance Inc.

Brix Networks, a privately held company headquartered near Boston, Mass., brings to EXFO deep expertise in IP service assurance technology that was developed through substantial R&D investments in the last nine years. The company’s distributed, probe-based solutions proactively monitor next-generation, converged IP networks to assure that voice, video and data services are delivered with the quality of service (QoS) and quality of experience (QoE) demanded by users.

Brix Networks offers comprehensive VoIP and IPTV testing, 24 hours per day, seven days per week, across the three most vital areas that impact the success of a real-time service: signaling quality (signaling path performance), delivery quality (media transport performance) and content quality (overall quality of experience).

Brix Networks’ solutions are used by telecom companies, mobile service providers and cable TV operators to guarantee the successful launch and profitable, ongoing operation of their VoIP, IPTV and managed services, while large enterprises deploy its offerings to achieve successful rollouts and widespread organizational acceptance of their new, real-time IP applications.

Frost & Sullivan, a global growth consulting company, estimates that the VoIP test and monitoring market will grow from $379 million in 2006 to $1.9 billion in 2013 for a compound annual growth rate (CAGR) of 25.7% during that period. It also forecasts that the IPTV test and monitoring market will grow from $74 million in 2006 to $725 million in 2013 for a CAGR of 38.5%. Brix’s addressable market is currently estimated at $150 million.

“The automated, real-time service assurance solutions provided by Brix Networks are increasingly becoming mission-critical for network service providers (NSPs), given the non-deterministic nature of IP networking and because the growing number of consumers adopting IP services is too widespread for NSPs to rely on expensive truck rolls to handle such tests,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “This strategic acquisition represents another step in EXFO’s long-term growth strategy, enabling us to expand share of wallet with NSPs through Brix Networks’ deep technological advantage, global customer relationships and strong market presence in the fast-growing service assurance market. We believe that network monitoring is the next logical step in our strategic plan, given the 64% CAGR in the last two years of our protocol test business, which focuses on next-generation IP networking. The combination of Brix Networks, recently-acquired Navtel Communications and EXFO will create a new force in the test and monitoring marketplace with full technology lifecycle coverage for NSPs.”

Brix Networks posted sales of US$15.2 million, a gross margin above 70% and a GAAP net loss of US$6.8 million in calendar 2007. EXFO plans to retain Brix Networks’ management and technology teams totaling about 85 employees, while some administrative and operational activities will be consolidated. Revenue from Brix Networks will be recognized as part of EXFO’s protocol test activity, under its Telecom Division, once the transaction closes, which is expected later this quarter.

The acquisition has been approved by the board of directors of both companies, but is subject to customary closing conditions.

“We are delighted to join forces with a market leader like EXFO in the telecom test and measurement industry,” said Tom Pincince, President and CEO of Brix Networks. “Given our unique value proposition in the IP service assurance industry and EXFO’s leadership on the test and measurement side with NSPs, the combined entity should be a significant player in the test, measurement and service assurance industry.”

Conference Call
EXFO will host a conference call today at 5:00 p.m. (Eastern time) to discuss the details of the Brix Networks acquisition. To listen to the conference call and participate in the question period via telephone, dial (416) 620-2013. An audio replay of the conference call will be available one hour after the end of the event until midnight on April 9, 2008. The replay number is (402) 977-9141and the reservation number is 21380215. The live audio Webcast and replay of the conference call will also be available at www.EXFO.com/investors.

About Brix Networks
Brix Networks is a global provider of open and extensible converged service assurance solutions that allow the world's largest service providers and enterprises to offer reliable and high-quality experiences in voice, video, data, and mobile services to their customers, partners, and employees. The Chelmsford, Mass., U.S.A.-based company brings a proven heritage of IP expertise unique to the service assurance marketplace, and collaborates closely with its customers and partners to assure the delivery of any IP-based service, over any network, to any endpoint.

About EXFO
EXFO is the second-largest provider of portable test and measurement solutions in the global telecommunications industry. The Telecom Division, which represents about 85% of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions with an estimated 25.5% market share and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-600 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector. For more information about EXFO’s Telecom Division, visit www.EXFO.com, and for its Life Sciences and Industrial Division, visit www.EXFO-LSI.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@EXFO.com